Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to inclusion of our report dated April 29, 2024 to the Registration Statement on Form F-1 of Leizig Thermal Management Co., Ltd, relating to the audit of the consolidated balance sheets of Leizig Thermal Management Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as financial statements) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
September 27, 2024	PCAOB ID No.1171